First Quarter Report

Period Ended May 31, 2005

Contents

Report to Shareholders	1.
Management’s Discussion & Analysis	2.
Overview	2.
Overall Performance	2.
Results of Operations	2.
Summary of Quarterly Results	4.
Liquidity and Capital Resources	4.
Trend Information	5.
Related Party Transactions	5.
Disclosure of Outstanding Share Data	5.
Consolidated Balance Sheet	6.
Consolidated Statement of Income and Deficit	7.
Consolidated Statement of Cash Flows	8.
Notes to Consolidated Financial Statements	9.
Leading Brands, Inc. At a Glance	11.
Shareholder Information	11.
Officers of the Company and its subsidiaries	11.

Report to Shareholders

“We are seeing rather extraordinary growth in the US, with
TrueBlue® leading the way. Monthly year over year sales
growth averaged 250% in the US this past quarter.”

To our Shareholders:
During the fi rst quarter ended May 31, 2005, the Company’s net income was $300,000US [$371,000 Cdn] or $0.02 US [$0.02 Cdn] per share, versus net income of $396,000 US [$534,000 Cdn] or $0.03 US [$0.04 Cdn] per share in Q1 of 2004. Gross revenue for the quarter was $9,156,000 US [$11,313,000 Cdn] compared to $9,383,000 US [$12,654,000 Cdn] in the same period last year. The comparable decrease in revenue was attributable to lower co-pack revenue in the Company’s plants during April and May 2005. This was caused by cooler and wetter than usual weather in Western Canada this spring and the discontinuance of certain co-pack agreements referenced previously. The Company correspondingly experienced substantial growth in its distribution business with overall double-digit increases in sales of its branded and licensed products.

Q1 is usually dominated by our plants and results in Q2 are normally dictated by our distribution business. So far, that pattern has repeated itself this year. Our co-pack customers sell primarily in Western Canada, where inclement spring weather was a factor in dampening volumes this quarter. On the other hand, our distribution business is spread across North America and consequently local weather conditions usually average out. Although we are seeing signifi cant increases in our branded sales, they were not — partially due to the season — suffcient to overtake the decline in plant volume. We have every indication that will not be an issue in Q2.

We are seeing rather extraordinary growth in the US, with TrueBlue® leading the way. Monthly year over year sales growth averaged 250% in the US this past quarter. That increase was driven both by new chain store listings and repeat sales growth.

When analyzing our financial results it would be an over-simplifi cation to say that our net income fell $100,000 because our promotional expenditures grew by a like amount. Although we have materially increased sales and marketing expenses to support our brand rollouts, the fact is that each dollar of co-pack revenue generates a higher percentage gross profi t for us than branded sales because the former carries little in the way of raw materials cost. That impacts us most in Q1. Continuing sales growth should more than make up for that fi rst quarter impact in due course.

The Company will continue to provide updates in its newsletter on the fi rst of most months, posted at www.LBIX.com.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Safe Harbor.
The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not a- ect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to di- er materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identifi ed from time to time in the Company’s public announcements. Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as at the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

2005 First Quarter Report     1

Management’s Discussion & Analysis
For the three months ended May 31, 2005

June 21, 2005

The following information should be read in conjunction with the Company’s February 28, 2005 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 21 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview
Leading Brands, Inc. (the Company) and its subsidiaries are engaged in beverage bottling, distribution, sales, merchandising, brand development, brand licensing and brand management throughout most of North America. The Company is North America’s only fully integrated premium beverage company with a coast-to-coast distribution network that supports company brands and a wide range of complementary products from other brand owners. It is also a major producer and distributor of private label products and a co-packer for major branded food and beverage items.

Overall Performance
The Company realized income after taxes of $300,436 compared to $396,336 in the same quarter of the prior year while funding a growth in the Company’s sale force and marketing costs to promote the Company’s new brands. The reduction in plant revenues due to the change in mix of co-pack customers, and the discontinuance of certain co-pack customer relationships, was partially offset by increased sales of the Company’s owned and licensed brands. The Company is focusing on increasing the distribution of its brands and continuing to build its co-pack business while controlling overhead costs. The Company has used this fi rst quarter of the fi scal year to position itself for the anticipated growth of the recently launched Company brands.

Results of Operations

INTRODUCTION
The Company is involved in two main business functions (i) the distribution of the Company’s brands and other licensed brands, principally in North America and (ii) the operation of two bottling plants. The plants produce the Company’s branded beverages and provide bottling services to large co-pack customers and national grocery chains for their proprietary products. The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through an ‘Integrated Distribution System’ (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores.

The Company’s goal is to grow profitable sales by increasing distribution of the Company’s branded beverage and food products, securing additional volume from its existing co-pack customers and obtaining new production contracts from customers requiring bottling services. The Company’s major focus is to accomplish this while incurring controlled increases in selling, general and administrative costs to create increased profit for the Company.

Quarter Ended May 31, 2005

SALES
	Quarter ended	Quarter ended
Revenue	May 31, 2005	May 31, 2004	Change
Bottling Plant	$4,123,979	$5,047,869	($923,890)
Distribution and Other	$5,031,763	$4,334,833	$696,930
Total Gross Revenue	$9,155,742	$9,382,702	($226,960)
Discounts, allowances and Rebates	($178,908)	($97,671)	($81,237)
Net Revenue	$8,976,834	$9,285,031	($308,197)

Gross sales for the quarter ended May 31, 2005 were $9,155,742 compared to $9,382,702 for the previous year, representing a decrease of 2.4% . The decrease in plant revenue of $923,890 is a result of a decrease in revenue from sales to customers where the Company supplies the raw materials of $1,571,857 offset by an increase in revenue

2     Leading Brands, Inc.

from sales to customers where the customer supplies the raw materials of $647,967, which includes a reduction in Ocean Spray production. The increase in distribution and other revenue of $696,930 consists of a decrease in revenue from food products of $70,359, an increase in revenue of the Company’s own brands of $267,343 and an increase in sales of licensed brands and other revenue of $499,946. Sales discounts, allowances and rebates for the quarter ended May 31, 2005 were $178,908 compared to $97,671 for the previous year, representing an increase of 83%. The increase of $81,237 represents an increase in sales discounts, allowances and rebates related to the sales of branded products in the amount of $28,240 and an increase in volume rebates related to the bottling plant in the amount of $52,997.

COST OF SALES AND MARGIN
	Quarter ended	Quarter ended
Cost of Sales	May 31, 2005	May 31, 2004	Change
Bottling Plant	$2,222,732	$3,186,627	($963,895)
Distribution and Other	$3,669,346	$3,115,471	$553,875
Net Revenue	$5,892,078	$6,302,098	($410,020)

Cost of sales for the quarter ended May 31, 2005 were $5,892,078 compared to $6,302,098 for the previous year, representing a decrease of 6.5% . The decrease in plant cost of sales of $963,895 is a result of a decrease in cost of sales for customers where the Company supplies the raw materials of $1,505,524 offset by an increase in cost of sales for customers where the customer supplies the raw materials of $541,629. The increase in distribution and other cost of sales of $553,875 consists of a decrease from foods products of $2,400, offset by an increase from the Company’s own brands of $213,792, and an increase in licensed brands and other products of $342,483.

	Quarter ended	Quarter ended
Margin	May 31, 2005	May 31, 2004	Change
Bottling Plant	$1,848,251	$1,861,242	($12,991)
Distribution and Other	$1,236,505	$1,121,691	$114,814
Total	$3,084,756	$2,982,933	$101,823
Margin percentage	34.4%	32.1%	2.3%

Margin for the quarter ended May 31, 2005 was $3,084,756 compared to $2,982,933 for the previous year, representing an increase of 2.3% . The decrease in plant margin of $12,991 is a result of a decrease in margin from customers where the Company supplies the raw materials of $66,333 partially offset by an increase in margin from customers where the customer supplies the raw materials of $53,342. The increase in distribution and other margin of $114,814 consists of a decrease from foods products of $70,384, an increase from the Company’s own brands of $46,221 and an increase in licensed brands and other products of $138,977.

SELLING, GENERAL AND ADMINISTRATION EXPENSES
These expenses increased $347,949 from $1,912,098 to $2,260,047, or 18.2% . Selling, marketing and distribution expenses increased $218,465 mostly due to increased personnel and marketing expenditures to promote the Company’s new brands and administrative and plant expenses increased $129,484 mostly due to continued focus on process improvements for the bottling plants.

OTHER EXPENSES
Depreciation for the quarter remained consistent with the prior year at $206,362 compared to $208,249. Amortization of deferred costs increased by $6,354 from $15,816 to $22,170 due to the amortization of product development costs for the Company’s new products, True Blue, Brand X and Infinity. Interest remained consistent at $78,696 compared to $77,248 in the prior year. The Company recorded a gain on sale of assets in the amount of $257 compared to a $1,866 loss on sale of assets in the prior year.

INCOME TAXES
In the quarter ended May 31, 2005, the Company recorded a reduction in the future income tax asset in the amount of $217,302 corresponding to the operating profi ts in the Canadian operating entity compared to $371,320 in the prior year.

2005 First Quarter Report     3

Summary of Quarterly Results
	MAY 31		FEBRUARY 28/29		NOVEMBER 30		AUGUST 31
	2005	2004	2005	2004	2004	2003	2004	2003
Net sales / operating revenue	$8,976,834	$9,285,031	$6,623,496	$7,215,125	$6,864,239	$9,216,055	$10,793,438	$12,170,473
Income (loss)	$300,436	$396,336	$150,638	($1,585,232)	($433,760)	($569,827)	$512,429	$300,857
Income (loss) per share	$0.02	$0.03	$0.01	($0.10)	($0.03)	($0.04)	$0.03	$0.02
Net Income (loss) per share, fully diluted	$0.02	$0.03	$0.01	($0.10)	($0.03)	($0.04)	$0.03	$0.02

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

Stock based compensation expensed in the quarter ended August 31, 2003 was $92,705, in the quarter ended February 29, 2004 was $12,911, in the quarter ended May 31, 2004 was $68,131, in the quarter ended August 31, 2004 was $155,053, in the quarter ended November 30, 2004 was $15,023, in the quarter ended February 28, 2005 was $68,205 and in the quarter ended May 31, 2005 was $60,210.

Liquidity and Capital Resources
As at May 31, 2005 the company had negative working capital of $348,291 compared to negative working capital of $899,375 at February 28, 2005. This improvement in working capital resulted from cash generated through operating income. Bank indebtedness at May 31, 2005 was $3,044,893 compared to $2,512,897 for the prior year-end. There were no cash or cash equivalents as at May 31, 2005 or at the prior year-end.

The agreement with respect to the bank indebtedness contains three restrictive covenants. They are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with covenants at May 31, 2005. The Company does not expect any covenant violations in the foreseeable future.

The Company has an operating line of $3,585,086, subject to the availability of eligible collateral, resulting in unused borrowing capacity of $540,193 at May 31, 2005. The Company believes it will have suffcient working capital for the next 12 months since the Company has generated cash flow from operations at the beginning of the fiscal year ending February 28, 2006, has significantly reduced the working capital deficit and has unused borrowing capacity on the operating line. The Company has no signifi cant planned capital projects and believes that it currently has suffcient working capital to continue operations for the next twelve months and thereafter. Should any signifi cant capital projects be planned, they may require third party fi nancing.

Net cash utilized in operating activities for the three months ended May 31, 2005 was $299,296 compared to $726,975 generated in the prior fi scal year. Cash in-flow from operations generated $806,223 of cash compared to $1,061,418 in the prior year. In the quarter ended May 31, 2005, Cana-dian operating activities generated $833,131, US operating activities utilized $40,843 and other marketing and holding entities generated $13,935. In the quarter ended May 31, 2004, Canadian operating activities generated $1,204,993, US operating activities utilized $151,217 and other marketing and holding entities generated $7,642. In the quarter ended May 31, 2005, working capital changes utilized $1,105,519 due to an increase in trade accounts receivables that utilized $623,965 related to seasonal increases in sales, an increase in inventory that utilized $1,202,435 due to the Company’s new products, an increase in prepaid expenses that utilized $178,496 for prepaid general insurance premiums and listing fees offset by an increase in accounts payable that generated $899,377. In the quarter ended May 31, 2004, working capital changes utilized $334,443 due to a reduction in accounts payable that utilized $1,563,644, a reduction in prepaid expenses that utilized $22,168 offset by cash generated from a reduction in accounts receivable of $1,179,350 due to fewer sales to co-pack customers in which the Company supplies the raw materials, and $72,019 generated from a reduction in inventory.

In the quarter ended May 31, 2005, net cash utilized in investing activities was $53,648 compared to $74,404 in the same quarter of the previous year. $60,204 was expended on the purchase of capital assets compared to $80,336 in

4     Leading Brands, Inc.

the prior year. In the current year, $40,460 was expended on equipment for the bottling operations compared to $43,553 in the prior year, $9,043 was expended on vehicles compared to $28,582 in the prior year, and $10,701 was expended on offce equipment, software, and leasehold improvements compared to $8,201 in the prior year. The sale of assets generated $6,556 compared to $5,932 in the prior year.

In the quarter ended May 31, 2005, fi nancing activities generated $370,195 compared to $725,142 utilized in the prior year. In the current year, the Company repaid long-term debt of $214,372 compared to $222,598 in the prior year, increased bank indebtedness in the amount of $584,567 compared to a decrease in bank indebtedness of $891,656 in the prior year. In the prior year, ended May 31, 2004, the company generated $389,112 in proceeds from additional long term debt to fund additions to the bottling plant equipment.

Trend Information
Sales for the quarter ended May 31, 2005 are comparable to the same period in the prior year with cost of sales decreasing causing margins to increase. This resulted in an increased gross margin percentage from 32.1% in the fi rst quarter of the prior year to 34.4% in the current quarter. The increased margin percentage is expected to continue, due to the change in product mix to higher margin products going forward.

Related Party Transactions
The Company had no changes to related party agreements during the quarter.

Disclosure of Outstanding Share Data
At June 21, 2005 the Company had 15,045,069 issued and outstanding common shares.

There were also 2,855,519 issued and outstanding stock options, of which 2,037,518 were vested.

2005 First Quarter Report     5

Leading Brands, Inc.
Consolidated Balance Sheet

(UNAUDITED)	May 31	Feb 28
(EXPRESSED IN UNITED STATES DOLLARS)	2005	2005
ASSETS
Accounts receivable	$2,823,256	$2,247,896
Inventory	3,958,157	2,823,307
Prepaid expenses and deposits	385,650	213,635
Future income taxes - current (Note 5)	270,873	275,639
	7,437,936	5,560,477

Property, plant and equipment	9,552,055	9,866,592
Trademarks and rights	86,807	88,334
Goodwill (Note 4)	2,726,872	2,718,721
Deferred costs	132,665	157,207
Other (Note 4)	39,834	125,783
Future income taxes - long term (Note 5)	1,842,051	2,092,128
Total Assets	$21,818,220	$20,609,242

LIABILITIES
Bank indebtedness	$3,044,893	$2,512,897
Accounts payable and accrued liabilities	3,809,958	2,999,526
Current portion of long-term debt (Note 7)	931,376	947,429
	7,786,227	6,459,852
Long-term debt (Note 7)	2,652,116	2,913,843
	10,438,343	9,373,695

SHAREHOLDERS’ EQUITY
Share capital (Note 3)
Common shares	25,799,818	25,799,818
Contributed surplus (Note 2)	1,357,343	1,297,133
Currency translation adjustment	1,657,038	1,873,354
Deficit	(17,434,322)	(17,734,758)
	11,379,877	11,235,547
Total Liabilities and Shareholders’ Equity	$21,818,220	$20,609,242

6     Leading Brands, Inc.

Leading Brands, Inc.
Consolidated Statement of Income and Deficit

(UNAUDITED)	Three months ending	Three months ending
(EXPRESSED IN UNITED STATES DOLLARS)	May 31, 2005	May 31, 2004

Gross Sales	$9,155,742	$9,382,702
Less: Discounts, allowances and rebates	(178,908)	(97,671)
Net Sales	8,976,834	9,285,031

Cost of sales	5,892,078	6,302,098
Selling, general & administration expenses	2,260,047	1,912,098
Amortization of property, plant and equipment	206,362	208,249
Amortization of deferred costs and other	22,170	15,816
Interest on long term debt	48,566	43,475
Interest on current debt	30,130	33,773
Loss on sale of assets	(257)	1,866
	8,459,096	8,517,375

Net income before taxes	517,738	767,656

Income tax - current	-	(300)
Income tax (expense) recovery - future income tax	(217,302)	(371,020)
Net income	300,436	396,336

Deficit, beginning of period, as previously reported	(17,734,758)	(17,524,051)

Adjustment for change in accounting for stock-based	-	(836,350)
compensation (Note 2)

Accumulated deficit, beginning of period, as restated	(17,734,758)	(18,360,401)

Deficit, end of period	($17,434,322)	($17,964,065)

EARNINGS PER SHARE
Basic	$0.02	$0.03
Diluted	$0.02	$0.03

Weighted average number of shares outstanding	15,045,069	15,040,169

2005 First Quarter Report     7

Leading Brands, Inc.
Consolidated Statement of Cash Flows

(UNAUDITED)	Three months ending	Three months ending
(EXPRESSED IN UNITED STATES DOLLARS)	May 31, 2005	May 31, 2004
Cash provided by (used in)

OPERATING ACTIVITIES
Net income	$300,436	$396,336
Items not involving cash
Depreciation and amortization	228,532	224,065
(Gain)/loss on sale of assets	(257)	1,866
Changes in non-cash operating working	(1,105,519)	(334,443)
capital items (Note 6)
Future income taxes	217,302	371,020
Stock based compensation expense (Note 8)	60,210	68,131
	(299,296)	726,975
INVESTING ACTIVITIES
Purchase of property, plant & equipment	(60,204)	(80,336)
Proceeds on sale of property, plant & equipment	6,556	5,932
	(53,648)	(74,404)
FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	584,567	(891,656)
Proceeds from issuance of long-term debt	-	389,112
Repayment of long-term debt	(214,372)	(222,598)
	370,195	(725,142)

Increase (decrease) in cash	$17,251	($72,571)

Effect of exchange rate changes on cash	($17,251)	$72,571
Cash, beginning and end of year	-	-

Interest paid	$78,042	$78,032
Income tax paid	-	$300

8     Leading Brands, Inc.

Leading Brands, Inc.

Notes to Consolidated Financial Statements

1. BASIS OF PRESENTATION
The accompanying unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements.

Certain of the comparative figures have been reclassified to conform with the current period’s presentation.

Results of operations for interim periods are not indicative of annual results.

2. CHANGE IN ACCOUNTING POLICY
Effective March 1, 2004, the Company has adopted, on a retroactive basis without restatement, the recommendations of CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at March 1, 2004 by $836,350 with a corresponding increase to reported contributed surplus.

3. SHARE CAPITAL
Authorized :	May 31, 2005
Common shares without par value	500,000,000
Preferred shares without par value
designated into the following series:
Series “A” preferred shares, without par value	1,000,000
Series “B” preferred shares, without par value	100
Series “C” preferred shares, without par value	1,000,000
Series “D” preferred shares, without par value	4,000,000
Series “E” preferred shares, without par value	4,000,000
Undesignated	9,999,900

Issued :
Common shares without par value	15,045,069

	Issued and	Weighted
Stock options granted, exercised and	outstanding	average
cancelled since February 28, 2005	options	exercise price
Outstanding at February 28, 2005	2,975,519	$1.07
Issued	35,000	0.83
Exercised	0	0.00
Cancelled	(155,000)	1.09
Outstanding at May 31, 2005	2,855,519	$1.07
At May 31, 2005, there were 2,037,518 vested options outstanding at an average exercise price of $1.06

4. GOODWILL, LONG-TERM INVESTMENTS AND OTHER
Long-term investments, advances and goodwill are recorded at cost less amounts written off to reflect a permanent impairment in value. The change in the long-term investments and other costs as well as goodwill balances from February 28, 2005 is due mostly to translation adjustments.

5. INCOME TAXES
The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The Company continues to record current and future income tax amounts based on the Company’s results at the current income tax rate and expected net realizable value. Although the Company has tax loss carry-forwards and other future income tax assets, there is uncertainty as to utilization of the full amount of these future income tax assets. Accordingly, the future income tax asset amounts have been partially offset by an uncertainty provision.

2005 First Quarter Report     9

6. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS
	Three months ending	Three months ending
	May 31, 2005	May 31, 2004
Accounts receivable	($ 623,965)	$ 1,179,350
Inventory	(1,202,435)	72,019
Prepaid expenses	(178,496)	(22,168)
Accounts payable and	899,377	(1,563,644)
accrued liabilities
Changes in non-cash operating	($ 1,105,519)	($ 334,443)
working capital items

7. LONG-TERM DEBT
The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. It also contains three restricitive covenants, which are a tangible net worth covenant, a current ratio covenant and a capital acquisition covenant. The Company was in compliance with all covenants as at May 31, 2005. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classifi ed in accordance with the bank loan repayment schedule.

8. STOCK BASED COMPENSATION
The Company has retroactively adopted, without restatement, the recommendations of CICA Handbook Section 3870. The effect of this change in accounting policy was to increase the deficit and contributed surplus as of March 1, 2004 by $836,350. In the quarter ended May 31, 2005, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions as follows: risk-free rate - 2.82% to 4.31%, dividend rate - 0%, volatility factor - 71.96% and weighted average expected life of the options in months - 58.

9. SEGMENTED INFORMATION
The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and food products. Substantially all of the Company’s operations, assets and employees are located in Canada.

10. SEASONALITY
The Company’s revenue is subject to seasonal fl uctuations with stronger sales occurring in the warmer months.

11. CONTINGENCIES
The Company is party to various legal claims which arise in the normal course of business. These claims are not expected to have a material adverse effect on the financial position or results of operations of the Company.

12. SUBSEQUENT EVENT
There were no events occuring subsequent to May 31, 2005, that materially impact the Company’s financial statements for the three-month period then ended.

10     Leading Brands, Inc.

Leading Brands, Inc. At a Glance

Leading Brands, Inc. is North America’s only fully integrated premium beverage company.

Shareholder Information:
Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries:
Sinan ALZubaidi	Ralph D. McRae
VP of Bottling Operations	Chairman, President and Chief Executive Offcer

Richard Chartier	Robert Mockford
VP of Business Development	VP of Operations

Jody Christopherson	Dave Read
VP of Sales, Western Canada	President – LBI Brands, Inc.

Thomas Gaglardi	Pat Wilson
Secretary	VP of Sales, and President
Leading Brands USA, Inc.
Donna Higgins, CGA
Chief Financial Offcer

LEADING BRANDS, INC.
Suite 1800 – 1500 West Georgia Street
Vancouver BC Canada V6G 2Z6

Tel: 604-685-5200 Fax: 604-685-5249
Toll free: 1-866-685-5200

www.LBIX.com

2005 First Quarter Report     11